POWER
CORPORATION
OF CANADA

751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3 TELEPHONE (514) 286-7400 TELECOPIER (514) 286-7424

# NEWS RELEASE



**FOR IMMEDIATE RELEASE**

## THIRD QUARTER OPERATING EARNINGS INCREASE 16 PER CENT

Winnipeg, Manitoba, November 26, 2003 -- Power Corporation of Canada reported operating earnings for the quarter ended September 30, 2003 of $202 million or $0.87 per participating share, compared with $172 million or $0.75 per share for the same period in 2002. This represents a 16 per cent increase on a per share basis.

The contribution from subsidiaries to operating earnings increased by 17 per cent in the quarter compared with the same period in 2002, primarily reflecting growth in the operating earnings of Power Financial Corporation as discussed later in this release.

Other income was $478 million or $2.15 per participating share for the third quarter of 2003, compared with a charge of $42 million or $0.19 per share in the corresponding period last year. Other income in 2003 consisted primarily of the Corporation's share of other income of Power Financial, which included a significant dilution gain in connection with the acquisition of Canada Life Financial Corporation by Great-West Lifeco Inc., as well as other items of a non-recurring nature recorded by Power Corporation.



dlw 12/4

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Net earnings, including other income, for the quarter ended September 30, 2003, were $680 million or $3.02 per participating share, compared with $130 million or $0.56 per share for the same period in 2002.

**NINE-MONTH RESULTS**

Operating earnings for the nine-month period ended September 30, 2003 were $595 million or $2.57 per participating share, compared with $539 million or $2.36 per share for the same period in 2002, mainly as a result of Power Corporation's share of operating earnings from its subsidiaries which increased by $53 million or 10 per cent over the period.

Other income was $472 million or $2.13 per participating share for the nine-month period, consisting primarily of the Corporation's share of other income recorded by Power Financial. In the corresponding period of 2002, other income was a charge of $43 million or $0.20 per share.

As a result, net earnings were $1,067 million or $4.70 per participating share for the nine-month period of 2003, compared with $496 million or $2.16 per share in 2002.

**RESULTS OF POWER FINANCIAL CORPORATION**

Power Financial Corporation's operating earnings for the third quarter ended September 30, 2003 were $319 million or $0.87 per common share, compared with $272 million or $0.75 per share for the same period in 2002. This represents a 16 per cent increase on a per share basis.

Contribution from subsidiaries and affiliate to operating earnings increased by 21 per cent in the third quarter compared with the same period in 2002. The increase reflects significant growth in the share of earnings from Great-West Lifeco, whose results include the results of Canada Life beginning on July 10th, because of both an increase in earnings before restructuring costs at Lifeco, and the acquisition of additional shares of Lifeco by Power Financial and by Investors Group Inc. in the course of the Canada Life acquisition.

Other income was $808 million or $2.32 per share for the third quarter in 2003, compared with a charge of $62 million or $0.18 per share in the corresponding period last year. Other income in 2003 consisted primarily of a net dilution gain of $888 million recorded in the quarter by Power Financial in connection with the acquisition of Canada Life by Lifeco. Also included in other income are Power Financial's share of restructuring costs expensed by Lifeco in the quarter, as well as Power Financial's share of net non-operating earnings related to Pargesa Holding S.A. and other items of a non-recurring nature.

Net earnings, including other income, for the quarter ended September 30, 2003, were $1,127 million or $3.19 per share, compared with $210 million or $0.57 per share for the same period in 2002.

Operating earnings of Power Financial for the nine-month period ended September 30, 2003 were $907 million or $2.46 per share, compared with $806 million or $2.23 per share for the same period in 2002, mainly as a result of Power Financial's share of operating earnings from its subsidiaries and affiliate which increased by $108 million or 13 per cent over the period.

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Other income was $798 million or $2.30 per share for the nine-month period, and consisted primarily of the net dilution gain recorded in the third quarter in connection with the acquisition of Canada Life by Lifeco. In the corresponding period of 2002, other income was a charge of $62 million or $0.18 per share.

As a result, net earnings of Power Financial were $1,705 million or $4.76 per share for the nine-month period of 2003, compared with $744 million or $2.05 per share in 2002.

## DIVIDENDS

The Board of Directors today declared a dividend on the First Preferred Shares, 1986 Series, payable January 15, 2004 to shareholders of record December 23, 2003 in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation.

A dividend of 35 cents per share was declared on the First Preferred Shares, Series A, payable January 15, 2004 to shareholders of record December 23, 2003.

A dividend of 33.4375 cents per share was declared on the First Preferred Shares, Series B, payable January 15, 2004 to shareholders of record December 23, 2003.

A dividend of 36.25 cents per share was declared on the First Preferred Shares, Series C, payable January 15, 2004 to shareholders of record December 23, 2003.

A dividend of 24.375 cents per share was declared on the Participating Preferred and on the Subordinate Voting Shares, payable December 31, 2003 to shareholders of record December 10, 2003

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Attachments: Financial Information (unaudited)

For further information, please contact:

Edward Johnson
Vice-President, General Counsel and Secretary
(204) 925-5100
(514) 286-7400

**POWER CORPORATION OF CANADA**

**CONSOLIDATED BALANCE SHEETS**

| *(in millions of dollars)* | September 30 2003 (unaudited) | December 31 2002 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | 5,075 | 3,001 |
| Investments | | |
| Shares | 3,764 | 2,349 |
| Bonds | 54,723 | 33,766 |
| Mortgages and other loans | 15,707 | 8,399 |
| Loans to policyholders | 6,605 | 6,177 |
| Real estate | 1,652 | 1,270 |
| | 82,451 | 51,961 |
| Investment in affiliates, at equity | 1,512 | 1,562 |
| Goodwill and intangible assets (Note 2) | 9,990 | 5,206 |
| Future income taxes | 500 | 402 |
| Other assets | 9,190 | 8,004 |
| | 108,718 | 70,136 |
| **LIABILITIES** | | |
| Policy liabilities | | |
| Actuarial liabilities | 68,137 | 44,508 |
| Other | 4,807 | 3,788 |
| Deposits and certificates | 714 | 709 |
| Funds held under reinsurance contracts (Note 10) | 4,735 | - |
| Long-term debt (Note 3) | 3,692 | 2,393 |
| Future income taxes | 496 | 553 |
| Other liabilities | 9,663 | 5,237 |
| | 92,244 | 57,188 |
| Non-controlling interests | 10,495 | 7,561 |
| **SHAREHOLDERS' EQUITY** | | |
| Stated capital (Note 4) | | |
| Non-participating shares | 550 | 553 |
| Participating shares | 374 | 369 |
| Retained earnings | 5,010 | 4,126 |
| Foreign currency translation adjustments | 45 | 339 |
| | 5,979 | 5,387 |
| | 108,718 | 70,136 |

POWER CORPORATION OF CANADA

## CONSOLIDATED STATEMENTS OF EARNINGS

(unaudited)

| (in millions of dollars, except per share amounts) | For the three months ended September 30 2003 | 2002 | For the nine months ended September 30 2003 | 2002 |
|---|---|---|---|---|
| REVENUES | | | | |
| Premium income (Note 10) | (2,365) | 3,110 | 3,253 | 8,307 |
| Net investment income | 1,389 | 932 | 3,384 | 2,902 |
| Fees and media income | 1,002 | 950 | 2,832 | 2,993 |
| | 26 | 4,992 | 9,469 | 14,202 |
| EXPENSES | | | | |
| Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds (Note 10) | (2,059) | 3,522 | 4,222 | 9,434 |
| Commissions and operating expenses | 1,289 | 938 | 3,201 | 3,015 |
| Interest expense | 61 | 40 | 158 | 126 |
| | (709) | 4,500 | 7,581 | 12,575 |
| | 735 | 492 | 1,888 | 1,627 |
| Share of earnings of affiliates | 13 | 14 | 59 | 60 |
| Other income (charges), net (Note 6) | 739 | (64) | 729 | (66) |
| Earnings before income taxes and non-controlling interests | 1,487 | 442 | 2,676 | 1,621 |
| Income taxes | 224 | 137 | 565 | 538 |
| Non-controlling interests | 583 | 175 | 1,044 | 587 |
| Net earnings | 680 | 130 | 1,067 | 496 |
| Earnings per participating share (Note 7) | | | | |
| Basic | 3.02 | 0.56 | 4.70 | 2.16 |
| Diluted | 2.97 | 0.55 | 4.62 | 2.13 |

POWER CORPORATION OF CANADA

## CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(unaudited)

| *(in millions of dollars)* | For the nine months ended September 30 2003 | 2002 |
|---|---|---|
| Retained earnings, beginning of year | 4,126 | 3,700 |
| **Add** | | |
| Net earnings | 1,067 | 496 |
| | 5,193 | 4,196 |
| **Deduct** | | |
| Dividends | | |
| Non-participating shares | 22 | 16 |
| Participating shares | 154 | 130 |
| Other | 7 | 3 |
| | 183 | 149 |
| Retained earnings, end of period | 5,010 | 4,047 |

POWER CORPORATION OF CANADA

## CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

| *(in millions of dollars)* | For the three months ended September 30 2003 | 2002 | For the nine months ended September 30 2003 | 2002 |
|---|---|---|---|---|
| **Operating activities** | | | | |
| Net earnings | 680 | 130 | 1,067 | 496 |
| Non-cash charges (credits) | | | | |
| Increase (decrease) in policy liabilities | (3,685) | 738 | (3,756) | 610 |
| Decrease (increase) in funds withheld by ceding insurers | (38) | (416) | 131 | (61) |
| Increase (decrease) in funds held under reinsurance contracts | 4,735 | - | 4,735 | - |
| Amortization and depreciation | 52 | 27 | 99 | 80 |
| Future income taxes | (69) | (61) | (80) | 40 |
| Non-controlling interests | 583 | 175 | 1,044 | 587 |
| Other | (982) | (558) | (518) | (1,005) |
| | 1,276 | 35 | 2,722 | 747 |
| **Financing activities** | | | | |
| Dividends paid | | | | |
| By subsidiaries to non-controlling interests | (128) | (89) | (324) | (260) |
| Non-participating shares | (7) | (5) | (21) | (14) |
| Participating shares | (54) | (46) | (154) | (131) |
| | (189) | (140) | (499) | (405) |
| Issue of subordinate voting shares | 2 | 1 | 5 | 11 |
| Repurchase of non-participating shares for cancellation | (1) | - | (3) | - |
| Issue of common shares by subsidiaries | 126 | 1 | 145 | 19 |
| Issue of preferred shares by subsidiaries | - | 150 | 350 | 150 |
| Repurchase of preferred shares by subsidiaries | (102) | - | (252) | - |
| Repurchase of common shares by subsidiaries | (33) | (54) | (89) | (130) |
| Net proceeds from bankers' acceptances | - | - | - | (256) |
| Issue (repayment) of commercial paper and other loans | 986 | (50) | 983 | (58) |
| Issue of long-term debt | - | - | 1,150 | - |
| Repayment of long-term debt | (128) | (42) | (403) | (67) |
| Other | 102 | - | 113 | 27 |
| | 763 | (134) | 1,500 | (709) |
| **Investment activities** | | | | |
| Bond sales and maturities | 11,852 | 5,456 | 26,688 | 15,944 |
| Mortgage loan repayments | 676 | 405 | 1,317 | 1,272 |
| Sale of shares | 318 | 204 | 685 | 416 |
| Proceeds from securitization | - | - | 52 | - |
| Change in loans to policyholders | (381) | 238 | (454) | 68 |
| Change in repurchase agreements | 663 | (55) | 466 | 47 |
| Investment in Canada Life Financial Corporation | (1,862) | - | (1,862) | - |
| Investment in subsidiaries | 153 | - | (7) | - |
| Investment in bonds | (10,993) | (5,112) | (27,419) | (15,791) |
| Investment in mortgage loans | (1,072) | (363) | (1,447) | (1,056) |
| Investment in shares | (209) | (96) | (574) | (558) |
| Other | 266 | 84 | 407 | 208 |
| | (589) | 761 | (2,148) | 550 |
| Increase in cash and cash equivalents | 1,450 | 662 | 2,074 | 588 |
| Cash and cash equivalents, beginning of period | 3,625 | 2,516 | 3,001 | 2,590 |
| Cash and cash equivalents, end of period | 5,075 | 3,178 | 5,075 | 3,178 |

POWER CORPORATION OF CANADA

**Notes to consolidated financial statements**
(unaudited)

**September 30, 2003**

## Note 1. Significant accounting policies

The interim unaudited consolidated financial statements of Power Corporation of Canada at September 30, 2003 have been prepared in accordance with generally accepted accounting principles in Canada, using the accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2002, except as noted below. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2002.

### Disclosure of Guarantees

In February 2003, the CICA issued Accounting Guideline 14 (AcG-14), Disclosure of Guarantees, which identifies disclosure requirements for certain guarantees, for financial statements of interim and annual periods starting on or after January 1, 2003.

In the normal course, the Corporation and its subsidiaries may enter into agreements which may contain features which meet the AcG-14 definition of a guarantee, and while the maximum guarantee cannot always be determined, given the nature of the future events which may or may not occur, any such arrangements that were material have been previously disclosed by the Corporation and its subsidiaries.

### Accounting for costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring)

In March 2003, the CICA issued Emerging Issue Committee (EIC) Abstract EIC-135 Accounting for Costs Associated with Exit and Disposal Activities (Including Costs Incurred in a Restructuring) for restructurings initiated after March 31, 2003. The standard replaces EIC-60 Liability Recognition for Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring) and requires recognition of integration and restructuring costs in income when they are incurred. See note 9 for the impact of this abstract on the financial statements of the Corporation.

### Comparative figures

Certain of the 2002 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

POWER CORPORATION OF CANADA

**Notes to consolidated financial statements**
(unaudited)

## Note 2. Goodwill and intangible assets

A summary of changes in the Corporation's goodwill and intangible assets for the nine months ended September 30, 2003 is as follows:

| *(in millions of dollars)* | Goodwill | Intangible assets | Total |
|---|---|---|---|
| Balance, beginning of year | 3,748 | 1,458 | 5,206 |
| Acquisition of Canada Life Financial Corporation | 4,678 | | 4,678 |
| Additional investments in subsidiaries and other | 106 | | 106 |
| Balance, end of period | 8,532 | 1,458 | 9,990 |

Intangible assets represent the fair value of mutual fund management contracts, trade names, brands and trademarks and the shareholders' portion of acquired future participating profits. These are, for the most part, indefinite life intangible assets and are not subject to amortization.

## Note 3. Long-term Debt

| *(in millions of dollars)* | September 30 2003 | December 31 2002 |
|---|---|---|
| **Power Financial Corporation** | | |
| 7.65% debentures, due January 5, 2006 | 150 | 150 |
| 6.90% debentures, due March 11, 2033 | 250 | - |
| **Investors Group** | | |
| Floating Bankers' Acceptance, due May 30, 2006 | 175 | 450 |
| 6.75% Debentures 2001 Series, due May 9, 2011 | 450 | 450 |
| 6.58% Debentures 2003 Series, due March 7, 2018 | 150 | - |
| 6.65% Debentures 1997 Series, due December 13, 2027 | 125 | 125 |
| 7.45% Debentures 2001 Series, due May 9, 2031 | 150 | 150 |
| 7.00% Debentures 2002 Series, due December 31, 2032 | 175 | 175 |
| 7.11% Debentures 2003 Series, due March 7, 2033 | 150 | - |
| **Great-West Lifeco Inc.** | | |
| First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.7% maturing at various dates to 2014 | - | 122 |
| 7.25% subordinated capital income securities redeemable on or after June 30, 2004, due June 30, 2048, unsecured (US$ 175) | 236 | 276 |
| 8.00% Subordinated Debt until 2006, and thereafter at a rate equal to the Canadian 90 day Bankers' Acceptance rate plus 1.00%, due 2011 | 279 | - |
| 5.80% Series 1 Subordinated Debt until 2008, and thereafter at a rate equal to the Canadian 90 day Bankers' Acceptance rate plus 1.00%, due 2013 | 209 | - |
| 6.40% Series 2 Subordinated Debt due 2028 | 101 | - |
| 6.75% debentures due August 10, 2015, unsecured | 200 | 200 |
| 6.14% debentures due March 21, 2018, unsecured | 200 | - |
| 6.74% debentures due November 24, 2031, unsecured | 200 | 200 |
| 6.67% debentures due March 21, 2033, unsecured | 400 | - |
| Other notes payable at interest rates from 8.0% to 9.0% | 12 | 15 |
| **Other** | | |
| Bank loan at prime plus a premium varying between 0.625% and 2.750% | 80 | 80 |
| | 3,692 | 2,393 |

## Note 4. Capital stock and Stock option plan

### Stated Capital

| *(in millions of dollars)* | September 30 2003 | December 31 2002 |
|---|---|---|
| **Non-participating shares** | | |
| Cumulative Redeemable First Preferred Shares, 1986 Series | | |
| Authorized - Unlimited number of shares | | |
| Issued - 999,878 *(2002 - 1,059,878)* shares | 50 | 53 |
| Series A First Preferred Shares | | |
| Authorized and issued - 6,000,000 shares | 150 | 150 |
| Series B First Preferred Shares | | |
| Authorized and issued - 8,000,000 shares | 200 | 200 |
| Series C First Preferred Shares | | |
| Authorized and issued - 6,000,000 shares | 150 | 150 |
| | 550 | 553 |
| **Participating shares** | | |
| Participating Preferred Shares | | |
| Authorized - Unlimited number of shares | | |
| Issued - 24,427,386 shares | 27 | 27 |
| Subordinate Voting Shares | | |
| Authorized - Unlimited number of shares | | |
| Issued - 198,179,522 *(2002 - 197,704,052)* shares | 347 | 342 |
| | 374 | 369 |

### Stock-Based Compensation

As permitted by the CICA Handbook Section 3870 - Stock-based Compensation and Other Stock-based Payments, the Corporation has chosen to continue to account for stock-based compensation using the intrinsic value method. When the fair value-based method of accounting is not used for stock-based transactions with employees, pro-forma net income and pro-forma earnings per share must be disclosed as if the fair value-based method of accounting had been used to account for stock-based compensation cost.

Although the Corporation did not grant stock options during the nine-month period ended September 30, 2003 (no options were granted in 2002), stock options were granted by subsidiaries. Had the fair value based accounting method been applied to options granted in the period, net earnings would have been reduced by less than $2 million (less than $1 million in 2002) and earnings per participating share would have been reduced by less than $0.01 (less than $0.01 in 2002).

Options were outstanding at September 30, 2003 to purchase, until October 21, 2011, 8,711,630 subordinate voting shares at various prices from $9.15625 to $35.325 per share.

## Note 5. Segmented information

**Information on profit measure**

| For the three months ended September 30, 2003 | LIFECO | INVESTORS | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| | | | (in millions of dollars) | | |
| REVENUES | | | | | |
| Premium income | (2,365) | - | | - | (2,365) |
| Net investment income | 1,316 | 42 | | 31 | 1,389 |
| Fees and media income | 498 | 433 | | 71 | 1,002 |
| | (551) | 475 | - | 102 | 26 |
| EXPENSES | | | | | |
| Insurance claims | (2,059) | - | | - | (2,059) |
| Commissions, other operating expenses | 958 | 239 | | 92 | 1,289 |
| Interest expense | - | 20 | | 41 | 61 |
| | (1,101) | 259 | - | 133 | (709) |
| | 550 | 216 | - | (31) | 735 |
| Share of earnings of affiliates | | | 13 | - | 13 |
| Other income - net | (21) | 15 | 32 | 713 | 739 |
| Earnings before the following | 529 | 231 | 45 | 682 | 1,487 |
| Income taxes | 155 | 70 | - | (1) | 224 |
| Non-controlling interests | 221 | 101 | 15 | 246 | 583 |
| Contribution to consolidated net earnings | 153 | 60 | 30 | 437 | 680 |

**Information on profit measure**

| For the three months ended September 30, 2002 | LIFECO | INVESTORS | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| | | | (in millions of dollars) | | |
| REVENUES | | | | | |
| Premium income | 3,110 | | | | 3,110 |
| Net investment income | 878 | 33 | | 21 | 932 |
| Fees and media income | 441 | 442 | | 67 | 950 |
| | 4,429 | 475 | - | 88 | 4,992 |
| EXPENSES | | | | | |
| Insurance claims | 3,522 | | | | 3,522 |
| Commissions, other operating expenses | 610 | 245 | | 83 | 938 |
| Interest expense | - | 20 | | 20 | 40 |
| | 4,132 | 265 | - | 103 | 4,500 |
| | 297 | 210 | - | (15) | 492 |
| Share of earnings of affiliates | | | 14 | - | 14 |
| Other income - net | | (2) | (62) | - | (64) |
| Earnings before the following | 297 | 208 | (48) | (15) | 442 |
| Income taxes | 60 | 78 | | (1) | 137 |
| Non-controlling interests | 112 | 81 | (16) | (2) | 175 |
| Contribution to consolidated net earnings | 125 | 49 | (32) | (12) | 130 |

POWER CORPORATION OF CANADA

**Notes to consolidated financial statements**
(unaudited)

**Note 5. Segmented information**

**Information on profit measure**

| For the nine months ended September 30, 2003 | LIFECO | INVESTORS | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| | | | *(in millions of dollars)* | | |
| REVENUES | | | | | |
| Premium income | 3,253 | - | | - | 3,253 |
| Net investment income | 3,167 | 122 | | 95 | 3,384 |
| Fees and media income | 1,330 | 1,268 | | 234 | 2,832 |
| | 7,750 | 1,390 | - | 329 | 9,469 |
| EXPENSES | | | | | |
| Insurance claims | 4,222 | - | | - | 4,222 |
| Commissions, other operating expenses | 2,194 | 723 | | 284 | 3,201 |
| Interest expense | - | 62 | | 96 | 158 |
| | 6,416 | 785 | - | 380 | 7,581 |
| | 1,334 | 605 | - | (51) | 1,888 |
| Share of earnings of affiliates | | | 59 | - | 59 |
| Other income - net | (21) | 15 | 22 | 713 | 729 |
| Earnings before the following | 1,313 | 620 | 81 | 662 | 2,676 |
| Income taxes | 376 | 200 | - | (11) | 565 |
| Non-controlling interests | 515 | 262 | 27 | 240 | 1,044 |
| Contribution to consolidated net earnings | 422 | 158 | 54 | 433 | 1,067 |

**Information on profit measure**

| For the nine months ended September 30, 2002 | LIFECO | INVESTORS | PARJOINTCO | OTHER | TOTAL |
|---|---|---|---|---|---|
| | | | *(in millions of dollars)* | | |
| REVENUES | | | | | |
| Premium income | 8,307 | | | | 8,307 |
| Net investment income | 2,704 | 93 | | 105 | 2,902 |
| Fees and media income | 1,379 | 1,382 | | 232 | 2,993 |
| | 12,390 | 1,475 | - | 337 | 14,202 |
| EXPENSES | | | | | |
| Insurance claims | 9,434 | | | | 9,434 |
| Commissions, other operating expenses | 1,952 | 786 | | 277 | 3,015 |
| Interest expense | - | 60 | | 66 | 126 |
| | 11,386 | 846 | - | 343 | 12,575 |
| | 1,004 | 629 | - | (6) | 1,627 |
| Share of earnings of affiliates | | | 60 | - | 60 |
| Other income - net | - | (2) | (62) | (2) | (66) |
| Earnings before the following | 1,004 | 627 | (2) | (8) | 1,621 |
| Income taxes | 283 | 240 | | 15 | 538 |
| Non-controlling interests | 359 | 239 | (1) | (10) | 587 |
| Contribution to consolidated net earnings | 362 | 148 | (1) | (13) | 496 |

**POWER CORPORATION OF CANADA**

**Notes to consolidated financial statements**
(unaudited)

## Note 6. Other income (charges), net

| *(in millions of dollars)* | For the three months ended September 30 2003 | 2002 | For the nine months ended September 30 2003 | 2002 |
|---|---|---|---|---|
| Share of Pargesa's non-operating earnings | 32 | (62) | 22 | (62) |
| Gain resulting from dilution of Power Financial Corporation's interest in Lifeco | 894 | | 894 | |
| Restructuring charges | (21) | | (21) | |
| Other | (166) | (2) | (166) | (4) |
| | 739 | (64) | 729 | (66) |

## Note 7. Earnings per share

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per paticipating share computations:

| For the three months ended September 30 *(in millions of dollars)* | 2003 | 2002 |
|---|---|---|
| Net earnings | 680 | 130 |
| Dividends on non-participating shares | (8) | (5) |
| Net earnings available to participating shareholders | 672 | 125 |
| Weighted number of participating shares outstanding *(millions)* | | |
| Basic | 222.5 | 222.1 |
| Exercise of stock options | 8.7 | 9.2 |
| Shares assumed to be repurchased with proceeds from exercise of stock options | (4.7) | (5.3) |
| Weighted number of participating shares outstanding (denominator) *(millions)* | | |
| Diluted | 226.5 | 226.0 |

| For the nine months ended September 30 *(in millions of dollars)* | 2003 | 2002 |
|---|---|---|
| Net earnings | 1,067 | 496 |
| Dividends on non-participating shares | (22) | (16) |
| Net earnings available to participating shareholders | 1,045 | 480 |
| Weighted number of participating shares outstanding *(millions)* | | |
| Basic | 222.3 | 221.8 |
| Exercise of stock options | 8.7 | 9.2 |
| Shares assumed to be repurchased with proceeds from exercise of stock options | (5.0) | (5.2) |
| Weighted number of participating shares outstanding (denominator) *(millions)* | | |
| Diluted | 226.0 | 225.8 |

**Note 8. Acquisition of Canada Life Financial Corporation (CLFC)**

On July 10, 2003, Great-West Lifeco Inc. (Lifeco) acquired all of the outstanding common shares of CLFC, the parent company of the Canada Life Assurance Company (Canada Life), that were not already beneficially owned by Lifeco at a price of $44.50 per CLFC common share, representing an aggregate transaction value of $7.2 billion, including estimated transaction costs.

The acquisition was completed by way of a capital reorganization of CLFC pursuant to which CLFC shareholders received as consideration one of the following alternatives for each of their CLFC common shares:

- $44.50 in cash (to an aggregate maximum of approximately $4.4 billion); or

- 1.78 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E (to an aggregate maximum of 24 million Lifeco Series E Shares); or

- 1.78 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F (to an aggregate maximum of 8 million Lifeco Series F Shares); or

- 1.1849 Lifeco common shares (to an aggregate maximum of approximately 56 million Lifeco common shares); or

- any combination of the foregoing;

in each case subject to election and proration as a result of the stated maximums.

After election and proration, Lifeco issued 55,958,505 common shares at a price of $37.556 per common share which represents the weighted-average trading price of Lifeco common shares on the last five trading days prior to February 17, 2003, the effective date of the transaction agreement. Lifeco also issued 23,868,131 Lifeco 4.80% Non-Cumulative First Preferred Shares, Series E and 7,957,006 Lifeco 5.90% Non-Cumulative First Preferred Shares, Series F, both at a price of $25.00 per preferred share. The 607,712 common shares of CLFC that were beneficially owned by Lifeco had a carrying value of $21 million on the date of acquisition.

Vested stock options on 2,766,834 CLFC common shares, outstanding at acquisition were exchanged for an equivalent number of Lifeco stock options on 3,278,421 Lifeco common shares at exercise prices based on a value of $37.556 for each Lifeco common share and $44.50 for each CLFC common share. These options immediately vested and had an expiry date of August 25, 2003 and were essentially all exercised between July 10 and August 25, 2003.

On July 10, 2003, to support the financing of the transaction, Power Financial Corporation invested $800 million to purchase 21,301,523 common shares of Lifeco from treasury via private placement. Investors Group Inc. has also invested $100 million by purchasing 2,662,690 Lifeco common shares from treasury via private placement.

Lifeco also entered into an arrangement with a Canadian chartered bank (the "Bank") pursuant to which the Bank agreed to underwrite a credit facility in favour of Lifeco or one or more of its subsidiaries. The credit facility provides a one year bank facility of up to $1,400 million and also up to $600 million of five year term financing. The five year term financing is syndicated to a group of international financial institutions. The balances of these facilities on September 30, 2003 were $394 million and $600 million respectively.

**Note 8. Acquisition of Canada Life Financial Corporation (CLFC) (Con't)**

The allocation of the purchase price is summarized as follows:

| | *(in millions of dollars)* |
|---|---|
| Value of assets acquired: | |
| Cash and certificates on deposit | 2,393 |
| Bonds | 22,600 |
| Mortgage loans | 7,398 |
| Stocks | 1,451 |
| Real estate | 1,014 |
| Loans to policyholders | 1,055 |
| Other invested assets | 456 |
| Other assets | 1,686 |
| | 38,053 |
| Value of liabilities assumed: | |
| Policy liabilities | 31,469 |
| Commercial paper and other loans | 592 |
| Income taxes payable | 113 |
| Net deferred gains on portfolio investments sold | 1,174 |
| Other liabilities | 1,502 |
| Non-controlling interests | 492 |
| Participating policyholder surplus | 43 |
| Preferred shares | 162 |
| | 35,547 |
| Fair value of net assets acquired | 2,506 |
| Total purchase consideration: | |
| Cash | 4,219 |
| Lifeco common shares | 2,102 |
| Lifeco 4.80% Preferred Shares, Series E | 597 |
| Lifeco 5.90% Preferred Shares, Series F | 199 |
| Fair value of Lifeco options exchanged for CLFC options | 10 |
| Value of CLFC common shares already owned | 21 |
| Transaction and related costs (estimated), net of income taxes | 36 |
| | 7,184 |
| Goodwill and intangible assets on acquisition | 4,678 |

The amounts assigned to the assets acquired and liabilities assumed and associated goodwill and intangible assets may be adjusted when the allocation process has been finalized. Included in other liabilities are accruals for CLFC restructuring costs of $250 million for the elimination of duplicate systems, consolidation of operations, staff reductions, employee relocation and closure of facilities (see note 9).

Results of CLFC are included in the Consolidated statement of earnings from the date of acquisition. Canada Life offers insurance and other protection and wealth management products and services to individuals and groups, including reinsurance services, primarily in Canada, the United States, the United Kingdom and the Republic of Ireland, and in several other jurisdictions.

## Note 9. Restructuring costs

Following the acquisition of CLFC on July 10, 2003, Lifeco developed a plan to restructure and integrate the operations of CLFC with its wholly owned subsidiaries Great-West, London Life and GWL&A. Lifeco expects the restructuring to be substantially completed by the end of 2004. Costs of $450 million are expected to be incurred as a result and consist primarily of the consolidation of operations and systems, compensation costs and consolidation of facilities. The costs include approximately $250 million that will be charged against the liability for restructuring costs that was recognized as part of the purchase equation of CLFC and costs of approximately $200 million that will be charged to income as incurred.

The following details the amount and status of restructuring costs for the period ended September 30, 2003.

| *(in millions of dollars)* | Expected future costs | | | Amount utilized in the period ended September 30, 2003 | | | Balance September 30, 2003 | | |
|---|---|---|---|---|---|---|---|---|---|
| | Accrued on acquisition | Expense as incurred | Total | Accrued on acquisition | Expense as incurred | Total | Accrued on acquisition | Expense as incurred | Total |
| Costs of eliminating duplicate systems | 10 | 25 | 35 | 1 | 4 | 5 | 9 | 21 | 30 |
| Costs of consolidating operations | 15 | 155 | 170 | 1 | 12 | 13 | 14 | 143 | 157 |
| Compensation costs | 192 | 20 | 212 | 41 | 5 | 46 | 151 | 15 | 166 |
| Costs of consolidating facilities | 33 | - | 33 | - | - | - | 33 | - | 33 |
| | 250 | 200 | 450 | 43 | 21 | 64 | 207 | 179 | 386 |

## Note 10. Reinsurance transactions

During the third quarter, Great-West, London Life, and GWL&A (subsidiaries of Lifeco) reinsured certain blocks of individual non-participating life insurance on a yearly renewable term reinsurance basis and group life, long term disability and group annuity business, on a coinsurance/funds withheld basis. The ceded premiums of $5,429 million associated with the transaction have been recorded on the consolidated statement of earnings as a reduction to premium income with a corresponding reduction to the change in actuarial liabilities and provision for claims. For the consolidated balance sheet, this transaction resulted in a reduction in policyholder liabilities of $4,735 million and an increase in funds held under reinsurance contracts of the same amount.

POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3

TELEPHONE (514) 286-7400
TELECOPIER (514) 286-7424

# DIVIDEND NOTICE

NOTICE IS HEREBY GIVEN that the Board of Directors of Power Corporation of Canada has declared the following dividends:

(1) A dividend (No. 72) on the outstanding Cumulative Redeemable First Preferred Shares, 1986 Series (POW.PR.F), for the quarter ending January 15, 2004, payable January 15, 2004 to shareholders of record at the close of business on December 23, 2003, in an amount per share to be determined in accordance with the Articles of Continuance of the Corporation;

(2) A dividend (No. 18) of 35 cents per share on the First Preferred Shares, Series A (POW.PR.A) of the Corporation, for the quarter ending January 15, 2004, payable January 15, 2004 to shareholders of record at the close of business on December 23, 2003;

(3) A dividend (No. 9) of 33.4375 cents per share on the First Preferred Shares, Series B (POW.PR.B) of the Corporation, for the quarter ending January 15, 2004, payable January 15, 2004 to shareholders of record at the close of business on December 23, 2003;

(4) A dividend (No. 5) of 36.25 cents per share on the First Preferred Shares, Series C (POW.PR.C) of the Corporation, for the quarter ending January 15, 2004, payable January 15, 2004 to shareholders of record at the close of business on December 23, 2003;

(5) A dividend (No. 301) of 24.375 cents per share on the outstanding Participating Preferred Shares (POW.PR.E) of the Corporation, for the quarter ending December 31, 2003, payable December 31, 2003 to shareholders of record at the close of business on December 10, 2003;

.../2

(6) A dividend (No. 243) of 24.375 cents per share on the outstanding Subordinate Voting Shares (POW) of the Corporation, for the quarter ending December 31, 2003, payable December 31, 2003 to shareholders of record at the close of business on December 10, 2003.

BY ORDER OF THE BOARD

Edward Johnson
Vice-President, General Counsel
and Secretary

Winnipeg, Manitoba
November 26, 2003